Exhibit 15.2

CONSENT OF INDEPENDENT PETROLEUM ENGINEERS AND GEOLOGISTS

We hereby consent to the inclusion in this Form 20-F by Vista Oil & Gas Holding II S.A. de C.V. (the “Company”) for the year ended 31 December 2019, of our report dated 18 February 2020, with respect to the estimates of reserves and future net revenue of the Company as of 31 December, 2019, and to all references to our firm included in this Form 20-F with the provision that we accept responsibility only to the extent provided in the engagement agreement dated 20 December, 2018, between the Company and us.

NETHERLAND, SEWELL INTERNATIONAL, S. DE R.L. DE C.V.

By:	/s/ Robert C. Barg
Robert C. Barg, P.E.
President

Dallas, Texas

April 28, 2020